Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

November 14, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ronald E. Alper

Re:	Boxwood Merger Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed November 9, 2018 File No. 333-228018

Dear Mr. Alper:

On behalf of Boxwood Merger Corp. (the “Company”), we are hereby responding to the letter, dated November 13, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Beverages, Apparel and Mining (the “Staff”) of the Securities and Exchange Commission, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on November 9, 2018 (the “Amendment No. 1”). In response to the Comment Letter and to update certain information in Amendment No. 1, the Company is filing Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Form S-1/A Filed November 9, 2018

Financial Statements

Note 5. Related Party Transactions, page F-11

1.	Please revise your financial statements and disclosures throughout the document to give retroactive effect to the stock split that will occur at or prior to effectiveness. Refer to SAB Topic 4:C.

Response: The Company has revised the disclosure throughout Amendment No. 2 in response to the Staff’s comment.

*         *         *

United States Securities and Exchange Commission

Division of Corporation Finance

November 14, 2018

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Boxwood Merger Corp.

Alan I. Annex, Esq.